ENERNORTH INDUSTRIES INC.
			   (FORMERLY: ENERGY POWER SYSTEMS LIMITED)

News Release

EnerNorth Reports 3rd Quarter Numbers

Toronto, Canada - May 15, 2003 - EnerNorth
Industries Inc. (AMEX: ENY & Frankfurt Stock
Exchange: EPW1) (www.enernorth.com) ("EnerNorth" or the "Company") announces that it has issued unaudited consolidated financial statements for the nine-month period ending March 31, 2003 expressed in Canadian dollars. These statements reflect the activities of EnerNorth and its subsidiaries operating as an Industrial & Offshore Division and an Oil & Gas Division:

- consolidated revenues of $18.0 million for the nine-month period ended March 31, 2003 ($16.7 million -2002);

- consolidated gross profits of $2.4 million for the nine-month period ended March 31, 2003 ($2.2 million - 2002);

- consolidated net loss of $1.0 million for the nine-month period ended March 31, 2003 ($0.2 million - 2002); and

-    consolidated basic net loss per share of $0.21
for the nine-month period ended March 31, 2003
($0.06 - 2002).

EnerNorth's consolidated revenues increased 8% to $18.0 million for the nine-month period ending March
31, 2003 from $16.7 million reported during the same period the previous year. The increased revenues were primarily derived from the Company's Industrial
& Offshore Division. "We are most pleased with the success of our Industrial & Offshore Division's recent award of a significant subcontract for the White Rose Project through a joint venture company", stated Scott Hargreaves CFO, "we expect revenue and gross profit growth to continue through fiscal
2003".

EnerNorth's consolidated gross profit for the nine-month period ending March 31, 2003 was $2.4 million compared to $2.2 million in 2002. The increase in gross profit was primarily driven by increased sales from the Company's Industrial & Offshore Division.

EnerNorth's consolidated administrative expenses of
$3.3 million for the nine-month period ending March
31, 2003, was 38% higher than administrative expenses of $2.4 million the previous year. The increase was primarily derived from increased legal and professional fees relating to a litigation currently in trial, salary increases in the Industrial & Offshore Division and a reversal of a provision of approximately $0.3 million in 2002, which did not reoccur in 2003.

As a result of the foregoing, consolidated loss from operations for the nine-month period ending March
31, 2003 was $1.0 million compared to $0.2 million during the prior period. Net loss per share was $0.21 for the nine-month period ending March 31, 2003 versus net loss per share of $0.06 for the previous nine-month period.

About EnerNorth Industries Inc.

EnerNorth is an energy source and service company operating as an Industrial & Offshore Division and an Oil & Gas Division.

There are approximately 4.06 million shares issued and outstanding in the capital of the Company.

For further information contact:
Scott T. Hargreaves, CA, CFA
Chief Financial Officer
Telephone: (416) 861-1484
 www.enernorth.com


Certain statements contained herein constitute
"forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995
(the "Reform Act"), which reflect the Company's current expectations regarding the future results of operations, performance and achievements of the Company. The Company has tried, wherever possible, to identify these forward-looking statements by, among other things, using words such as "anticipate," "believe," "estimate," "expect" and similar expressions. These statements reflect the current beliefs of management of the Company, and are based on current available information.
Accordingly, these statements are subject to known and unknown risks, uncertainties and other factors which could cause the actual results, performance or achievements of the Company to differ materially from those expressed in, or implied by, these statements. (See the Company's Annual Information
Form and Annual Form 20 F for Risk Factors.)  The
Company is not obligated to update or revise these "forward-looking" statements to reflect new events or circumstances.






















Suite 301, 2 Adelaide Street West, Toronto, Ontario,
M5H 1L6, Telephone: 416 861-1484, Facsimile: 416
861-9623 www.enernorth.com